

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Robert M. McKee
Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W, Suite 210
Montgomery, TX 77356

> **Re:** **Kodiak Gas Services Inc**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.5 and 10.6**
> **Filed March 7, 2023**
> **File No. 333-271050**

Dear Robert M. McKee:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation